As filed with the Securities and Exchange Commission on September 9, 1999
                                                           File No. 333-_______
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
        -----------------------------------------------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933
                   -------------------------------------------
                          BODDIE-NOELL PROPERTIES, INC.
             (Exact name of registrant as specified in its charter)
Maryland                                       56-1574675
(State of incorporation)                       (I.R.S.Employer
                                               Identification  No.)

                           3850 One First Union Center
                      Charlotte, North Carolina 28202-6032
                                 (704) 944-0100
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                                     With Copies to:
  D. Scott Wilkerson, President                 Brad S. Markoff, Esq.
  Boddie-Noell Properties, Inc.                 Alston & Bird LLP
  3850 One First Union Center                   3605 Glenwood Avenue, Suite 310
  Charlotte, North Carolina 28202-6032          Raleigh, North Carolina 27612
  (704) 944-0100                                (919) 420-2210
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         Calculation of Registration Fee
---------------------- -------------------- --------------------- --------------------- ----------------------
 Title of each class                              Proposed              Proposed
         of               Amount to be        maximum offering     maximum aggregate          Amount of
  securities to be         Registered          price per unit        offering price       registration fee
     registered
---------------------- -------------------- --------------------- --------------------- ----------------------
---------------------- -------------------- --------------------- --------------------- ----------------------
    Common stock             199,922             $10.50 (1)            $2,099,181               $584
---------------------- -------------------- --------------------- --------------------- ----------------------

(1) Calculated pursuant to Rule 457 (c) of the Securities Act of 1933, based on the average of the high and low prices reported on the American Stock Exchange on September 2, 1999.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                 199,922 SHARES

                          BODDIE-NOELL PROPERTIES, INC.

                                  COMMON STOCK

         Boddie-Noell Properties, Inc. is a real estate investment trust focused on owning and operating apartment communities. We currently own 15 apartment communities containing 3,440 apartment units and have the right to acquire an additional 108 apartment units in one other apartment community. We also own 44 restaurant properties and manage four apartment communities and one shopping center owned by other parties.

         Our mailing address and telephone number are:

                              Boddie-Noell Properties, Inc.
                              3850 One First Union Center
                              Charlotte, North Carolina 28202-6032
                              (704) 944-0100.

         We are offering and selling 199,922 shares of common stock with this prospectus in exchange for the same number of units in Boddie-Noell Properties Limited Partnership, which is the operating partnership through which we conduct substantially all of our business. Our common stock is listed for trading on the American Stock Exchange under the symbol "BNP." On September 7, 1999, the last reported sale price of our common stock on the American Stock Exchange was $10.5625 per share.

         Investing in our common stock involves certain risks. See "Risk Factors" beginning on page 4.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                    This prospectus is dated September 9, 1999.

         We have not authorized any person to make a statement that differs from this prospectus. If any person does make a statement that differs from this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.



                                   THE COMPANY


         We are Boddie-Noell Properties, Inc., a corporation organized under the laws of the State of Maryland. We sometimes refer to ourselves as the company.

         We currently own 15 apartment communities in Charlotte, Fayetteville, Greensboro and Winston-Salem, North Carolina and Virginia Beach, Virginia containing a total of 3,440 apartment units. Our apartments' rental rates are in the moderate to moderately high range for apartments available within these markets. We also have the right to acquire an additional apartment community in Winston-Salem, North Carolina.

         We also manage an additional four apartment communities owned by third parties containing a total of 891 apartment units through an unconsolidated subsidiary, BNP Management, Inc. All of the managed properties are located in North Carolina and Virginia. To avoid confusion with Boddie-Noell Properties, Inc., we refer to BNP Management, Inc. in this prospectus as the Management Company. We own 95% of the economic interest and a 1% voting interest in the Management Company, but we do not consolidate the Management Company for financial statement purposes.

         We also own 44 Hardee's restaurant properties, which we lease to Boddie-Noell Enterprises, Inc. under a triple-net master lease. Because the name of this company is similar to our own, we refer to it simply as Enterprises throughout this prospectus. In addition to all operating expenses, Enterprises is responsible for the cost of any improvement, expansion, remodeling or replacement required to keep the properties competitive or in conformity with the franchisor's building standards.

         We employ approximately 135 persons, including management, accounting, legal, acquisitions, development, property management, leasing, maintenance and administrative personnel.

         We currently operate as a self-administered and self-managed real estate investment trust ("REIT") in accordance with the provisions of Sections 856 through 860 of the Internal Revenue Code. Qualifying as a REIT for federal income tax purposes means that we substantially eliminate the federal "double taxation" that usually results from investment in a corporation. The impact of failing to qualify as a REIT is discussed in the "Risk Factors -- Tax Risks -- Consequences of the Failure to Qualify as a REIT" section. See also "Federal Income Tax Considerations."

         We are organized as an UPREIT, a structure that many REITs currently use. UPREIT stands for "Umbrella Partnership Real Estate Investment Trust." An UPREIT is a real estate investment trust that controls and holds most of its properties through an umbrella limited partnership. The umbrella limited partnership in our UPREIT is Boddie-Noell Properties Limited Partnership, which we organized as a Delaware limited partnership. An UPREIT's limited partnership interests are generally referred to as "Units," and the limited partnership in an UPREIT is generally referred to as the "Operating Partnership." In keeping with industry convention and to help avoid confusion between Boddie-Noell Properties, Inc. and Boddie-Noell Properties Limited Partnership, we have adopted those terms for use in this prospectus.

         We are the Operating Partnership's sole general partner and currently own 79% of the Units. With the exception of the general partner (us), Unit holders will generally be able to redeem their Units for cash or, at our option as general partner, for shares of common stock of the company on a one-for-one basis. UPREITs are structured so that distributions of cash from the Operating Partnership are allocated between the REIT (i.e., the company) and the other limited partners based upon their respective Unit ownership.

                                  RISK FACTORS


         Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to purchase shares of our common stock.

         Some of the information in this prospectus may contain forward-looking statements. You can identify such statements by our use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in this section and other factors noted throughout this prospectus, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

Tax Consequences of Redeeming Units

         If a Unit holder seeks to require the Operating Partnership to redeem his or her Units, the Operating Partnership will redeem the Units for cash or, at our option, we may buy the Units (for cash or common stock). If a Unit holder redeems all of his or her Units, the redemption will be treated for tax purposes as a taxable sale or exchange of the Units. If a Unit holder exercises a redemption for less than all of his or her Units, the Unit holder would recognize no loss; however, the Unit holder would recognize gain to the extent the cash received plus the amount of the liabilities relieved was more than his or her entire adjusted basis in the Units. Upon redemption, the holder will be treated as realizing proceeds equal to the sum of the cash (or the value of the common stock) received plus the amount of the reduction in any Operating Partnership liabilities allocable to the holder.

         It is possible that a Unit holder could recognize a gain or even incur a tax liability that exceeds the amount of cash or the value of common stock that he or she receives in the redemption. See "Federal Income Tax Considerations -- Tax Consequences of Redemption" beginning on page 47. In addition, a Unit holder may not be able to raise sufficient cash through the sale of the common stock received to pay the tax liabilities associated with the Unit redemption. This could happen if the stock price falls after the holder redeems his or her Units.

Potential Change in Investment upon Redemption of Units

         If a Unit holder exercises the right to require the Operating Partnership to redeem his or her Units, the holder may receive, at our option, cash or common stock in exchange for the Units. If the holder receives cash, unless he or she owns or acquires additional common stock or Units, he or she:

o        will no longer have any interest in our operations;

o will not benefit from any subsequent increases in our common stock price; and

o        will not receive any subsequent distributions.

If the holder receives common stock, he or she will become a shareholder in the company, rather than a limited partner in the Operating Partnership. There are differences between owning common stock in the Company and Units in the Operating Partnership. See "Redemption of Units -- Comparison of Units and Shares of Common Stock" beginning on page 23.

Possible Inability to Meet and Manage Growth Objectives

         Since December 1997, we have nearly tripled the number of apartment units we own. Our ability to integrate successfully a large number of new properties into our portfolio depends upon our ability to:

o        identify, acquire and finance new properties;

o        effectively manage properties;

o        attract and retain quality personnel;

o develop procedures and practices necessary to generate high occupancy levels and rental rates; and

o        operate such new properties in a cost-effective manner.

     We can provide no assurances that we will be able to accomplish these necessary prerequisites for the successful integration of any acquired properties.

Uncertainty with Respect to Restaurant Properties

         Since our inception in 1987, we have had a large portion of our assets invested in Hardee's restaurant properties that are leased to Enterprises. Until recently, the master lease for these properties required Enterprises to pay us annual rent equal to the greater of $4.5 million or 9.875% of food sales. However, under certain agreements, Enterprises has the option to close or purchase some of our restaurants, which would affect the minimum annual rent. We describe these options more fully under "Risk Factors - Conflicts of Interest - Enterprises' Option to Close Poorly Performing Restaurants" beginning on page 10. In accordance with these options, we recently sold three restaurants to Enterprises.

         Having sold three restaurants to Enterprises in the second quarter of 1999, we expect that minimum rent will be approximately $4.3 million in 1999 and $4.2 million per year thereafter. We received approximately $2.1 million proceeds from these property sales, which we applied to reduce the line of credit secured by them. We do not expect the sale of these properties to have a material effect on our operating results.

         From 1987 through 1995, Enterprises paid us more than the minimum rent of $4.5 million per year. However, restaurant sales have declined each year since 1992 when our restaurant related revenues peaked at $5.3 million. Accordingly, the revenue we have received from them has declined since that time as well. In 1996 through 1998, the revenues of those Hardee's restaurants were below the level requiring payments in excess of the minimum.

         In order to protect our shareholders from these declining revenues, in 1993 we began to acquire apartment communities. We believe that we can more effectively enhance the value of our common stock by acquiring and operating apartment communities. Accordingly, we focused our business primarily on the ownership and operation of apartment communities.

         As a consequence of this refocused strategy, we may elect to sell our restaurant properties and reinvest the proceeds in additional apartment communities. No sale of the restaurants is pending, and we will only divest the restaurants if we believe doing so will enhance shareholder value.

         If we do dispose of the restaurant properties, it is possible that we may incur a loss on the disposition of the properties. It is also possible that we may invest such sale proceeds in properties that yield significantly less than the $4.5 million we received from Enterprises in 1998.

         Further, in the event we were to find a buyer, Enterprises has the right to purchase the restaurants from us on the same terms as that offer. This right may make it more difficult to find a suitable buyer or could adversely affect the price we might realize on any such sale.

         For the year ended December 31, 1998, the restaurant properties accounted for 17% of our total revenues. All of the restaurant property revenue comes from Enterprises. The inability of Enterprises to pay us rent would adversely affect funds from operations and funds available for distribution. Until we are able to increase our apartment portfolio significantly or dispose of the restaurant properties, they will continue to account for a sizeable portion of our revenues.

Real Estate Investment Risks

General Risks

         Our ability to make distributions to you depends on our ability to generate funds from operations in excess of scheduled principal payments on debt and capital expenditure requirements. Events or conditions that are beyond our control may adversely affect funds from operations and the value of our properties. Such events or conditions could include:

o competition from other apartment communities and alternative housing due in part to low interest rates, both nationally and in our principal markets, which may make home purchasing an attractive alternative to renting;

o new construction of comparable properties which might adversely affect apartment occupancy or rental rates;

o increases in operating costs (including real estate taxes) due to inflation and other factors, which may not necessarily be offset by increased rents;

o        the inability to rent properties on favorable economic terms;

o changes in governmental regulations and the related costs of compliance;

o changes in tax laws and housing laws including the enactment of rent control laws or other laws regulating multifamily housing;

o        changes in interest rate levels and the availability of financing; and

o        the relative illiquidity of real estate investments.

Lack of Geographic Diversification

         All of our properties are located in Virginia and North Carolina. Adverse economic developments in these states could adversely impact the operations of our properties and therefore our profitability. The concentration of properties in a limited number of markets may expose us to risks of adverse economic developments which are greater than the risks of owning properties in more markets.

Financing Risks

Risks Associated with Debt Financing

         At June 30, 1999, we had $147.7 million in long-term debt. Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate the apartment communities or to pay the distributions we must pay to maintain our qualification as a REIT.

         Further, a high debt level creates an increased risk that we may default on our obligations. If we default, the banks who lent us funds could foreclose on the properties securing their loans. As of June 30, 1999, our debt-to-total market capitalization ratio (debt divided by the sum of debt and the market value of our outstanding Units and shares of common stock) was 62.9%.

Variable Interest Rates

         At June 30, 1999, $18.3 million of our long-term debt bore interest at a variable rate. In addition, we may incur additional debt in the future that also bears interest at variable rates. Variable-rate debt creates higher debt service requirements if market interest rates increase. Such an increase would adversely affect our cash flow and the amounts available to pay dividends.

Possible Inability to Refinance Debt

         We may obtain financing with "due-on-encumbrance" or "due-on-sale" clauses in which future refinancing or property sales could cause the maturity dates of the mortgages to accelerate and the financing to become due immediately. Thus, we could be required to sell properties on an all-cash basis, or the purchaser might be required to obtain new financing in connection with a sale. Alternatively or additionally, we may obtain mortgages that have balloon payments. Such mortgages involve greater risks than mortgages with principal amounts amortized over the term of the loan since our ability to repay the outstanding principal amount at maturity may depend on obtaining adequate refinancing or selling the property. The efficacy of either option would depend on economic conditions in general and the value of the underlying properties in particular. We cannot guarantee that we could refinance or repay any such mortgages at maturity. Further, a significant decline in the value of the underlying property could result in a loss of the property through foreclosure.

Regulatory Matters

Environmental Matters

         Various federal, state and local laws subject property owners or operators to liability for the costs of removal or remediation of certain hazardous substances released on a property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous substances. The presence of, or the failure to remediate properly, hazardous substances may adversely affect occupancy of any contaminated apartment communities, the ability of Enterprises to operate restaurants and our ability to sell or borrow against contaminated properties. In addition to the costs associated with investigation and remediation actions brought by governmental agencies, the presence of hazardous wastes on a property could result in personal injury or similar claims by private plaintiffs.

         Various laws also impose, on persons who arrange for the disposal or treatment of hazardous or toxic substances, liability for the cost of removal or remediation of hazardous substances at the disposal or treatment facility. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility.

         Enterprises has agreed to pay for the costs of complying with applicable environmental laws, ordinances and regulations on the restaurant properties. However, the obligation to pay for such costs with respect to our other properties, or Enterprises' inability to pay for such costs on the restaurant properties, may adversely affect our operating costs and the value of our properties.

         Phase I environmental site assessments have been obtained on all of our owned apartment communities. The purpose of Phase I environmental site assessments is to identify potential sources of contamination for which a company may be responsible and to assess the status of environmental regulatory compliance. All of the restaurant properties were subjected to transaction screens in December 1995. A transaction screen involves a review of a property for the purpose of recommending whether we should perform a Phase I environmental site assessment. A transaction screen is significantly less thorough in scope than a Phase I environmental site assessment.

         Neither the transaction screens nor the environmental site assessments revealed any environmental condition, liability or compliance concern that we believe would have a material adverse affect on our business, assets or results of operations. Nor are we aware of any such condition, liability or concern by any other means. However, it is possible that the transaction screens and the environmental site assessments relating to any one of the properties did not reveal all environmental conditions, liabilities, or compliance concerns. It is also possible that there are material environmental conditions, liabilities or compliance concerns that arose at a property after the related review was completed.

Compliance with the Americans with Disabilities Act and Other Laws

         Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations and commercial facilities must meet certain federal requirements related to access and use by disabled persons. Compliance with the ADA requirements could require removal of access barriers. Additional federal, state and local laws exist that are related to access by disabled persons. These laws also may require modifications to our properties or restrict renovations of our properties. For example, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment communities first occupied after March 13, 1991 to be accessible to the handicapped. Non-compliance with the ADA, FHAA and similar laws could result in the imposition of fines or an award of damages to private litigants. Under the terms of the master lease agreement with Enterprises, Enterprises is financially responsible for upgrading the restaurant properties should such properties not be in compliance with the ADA. However, in the event Enterprises fails to upgrade properly the restaurants and there is a determination that the restaurant properties are not in compliance with the ADA, we could still face the imposition of fines or an award of damages to private litigants. If we were required to make unanticipated expenditures to comply with the ADA or other laws, our cash flow and the amounts available for distributions to you may be adversely affected.

         The Federal Fair Housing Act and state fair housing laws prohibit discrimination on the basis of certain protected classes. We have a policy against these kinds of discriminatory behaviors and train our employees to avoid discrimination and the appearance of discrimination. We cannot assure you that an employee will not violate our policy against discrimination and violate the fair housing laws. Such a violation could subject us to legal action and awards of damages.

Conflicts of Interest

         We have been, and continue to be, involved in various transactions with a number of our affiliates, including executive officers, directors, major shareholders and entities sharing common ownership with us.

Enterprises' Option to Close Poorly Performing Restaurants

         Under certain agreements with Enterprises and the bank holding the mortgage on the restaurant properties, Enterprises has the option to close restaurants that are performing poorly, as defined in such agreements.

         Under the master lease, Enterprises has the option to close a poorly performing location by offering us a choice of three of its own restaurants that meet certain performance criteria as a substitute for the restaurant Enterprises wishes to close. In our sole discretion, we may accept or reject any one of the three alternatives they propose. If we reject all three, at our option, we may
(i) keep the property and cancel the portion of the master lease relating to that property or (ii) sell the property to Enterprises for

$920,000. Beginning on January 1, 2008, Enterprises may close up to five poorly performing locations per year. We will have the option to keep the property and cancel the portion of the master lease relating to that property or sell the property to Enterprises for cash equal in amount to the property's net book value (our original cost of $920,000 less the depreciation we have recorded since 1987).

         Under the terms of a tri-party agreement among the Company, Enterprises and the bank holding the mortgage on the restaurant properties, Enterprises can close up to seven poorly performing locations (but no more than five in any year) under the same terms and conditions available to Enterprises beginning on January 1, 2008 under the master lease. If the mortgage is canceled, the tri-party agreement terminates and Enterprises can only close restaurants in accordance with the provisions of the master lease.

         As noted above under "Risk Factors - Uncertainty with Respect to Restaurant Properties" on page 5, Enterprises recently repurchased three of our restaurant properties. We cannot predict whether Enterprises will exercise its option to close any other restaurants under terms of the master lease or the tri-party agreement. While we do not expect the closure of the three restaurants to have a material impact on our financial condition or results of operations, we cannot accurately predict what impact additional closures would have on our financial condition or results of operations.

Tax Risks

Consequences of the Failure to Qualify as a REIT

         We believe that we operate in a manner that enables us to meet the requirements for qualification as a REIT for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service that we qualify as a REIT. We have, however, received an opinion from the law firm of Alston & Bird LLP that we met the requirements for qualification as a REIT for the taxable years ended December 31, 1987 through 1998 and that, based on our proposed method of operation, we are in a position to continue such qualification for the taxable year that will end December 31, 1999.

         You should be aware that opinions of counsel are not binding on the IRS or any court. Furthermore, the conclusions stated in the opinion are conditioned on, and our continued qualification as a REIT will depend on, our meeting various requirements. Such requirements are discussed in more detail under the heading "Federal Income Tax Considerations -- Requirements for Qualification" beginning on page 34. Finally, the opinion is based on certain representations by us to Alston & Bird LLP, which has not independently verified or investigated the correctness of those representations.

         If we fail to qualify as a REIT, we would not be allowed a deduction for distributions to shareholders in computing our taxable income and would be subject to federal income tax at regular corporate rates. We also could be subject to the federal alternative minimum tax. Unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified. Therefore, if we lose our REIT status, the funds available for distribution to you would be reduced substantially for each of the years involved. See "Federal Income Tax Considerations -- Failure to Qualify" on page 41.

Effect of Distribution Requirements

         As a REIT, we are subject to annual distribution requirements, which limit the amount of cash we have available for other business purposes, including amounts to fund our growth. See "Federal Income Tax Considerations -- Annual Distribution Requirements" on page 38.

Other Tax Liabilities

         Even if we qualify as a REIT, we and our subsidiaries will be subject to certain federal, state and local taxes on our income and property that could reduce operating cash flow.

Possible Adverse Consequences of Limits on Ownership of Shares

         Our Articles of Incorporation limit ownership of our capital stock by any single shareholder to 9.8% of the outstanding shares. The Articles also prohibit anyone from buying shares if the purchase would result in us losing our REIT status. This could happen if a share transaction results in fewer than 100 persons owning all of our shares or in five or fewer persons, applying certain broad attribution rules of the Internal Revenue Code, owning 50% or more of our shares. If you or anyone else acquires shares in excess of the ownership limit or in violation of the ownership requirements of the Internal Revenue Code for REITs, we:

o        will consider the transfer to be null and void;

o        will not reflect the transaction on our books;

o        may institute legal action to enjoin the transaction;

o will not pay dividends or other distributions with respect to those shares;

o        will not recognize any voting rights for those shares;

o        will consider the shares held in trust for the benefit of the company;
         and

o will either direct the affected person to sell the shares and turn over any profit to us, or we will redeem the shares. If we redeem the shares, it will be at a price equal to the lesser of:

          (a)      the price paid by the transferee of the shares or

          (b) the average of the last reported sales prices on the American Stock Exchange on the 10 trading days immediately preceding the date fixed for redemption by our Board of Directors.

         An individual who acquires shares that violate the above rules bears the risk that (1) he may lose control over the power to dispose of the shares,
(2) he may not recognize profit from the sale of such shares if the market price of the shares increases and (3) he may be required to recognize a loss from the sale of such shares if the market price decreases.

Limitations on Acquisition and Change in Control

Ownership Limit

         The 9.8% ownership limit discussed above may have the effect of precluding acquisition of control of us by a third party without the consent of our Board of Directors. See "Description of Capital Stock -- Ownership Limitations and Restrictions on Transfer" on page 17.

Required Consent of the Operating Partnership for Significant Corporate Action

         A provision in the Operating Partnership agreement prohibits us from engaging in certain transactions that could result in a change of control without the approval of the holders of a majority of the outstanding Units, including Units that we own. While we expect that we will always hold a majority of the outstanding Units, we cannot guarantee that this will be the case. If we ever own less than a majority of the outstanding Units, this voting requirement might limit the possibility for an acquisition or change in control of the company, even if such acquisition or change in control would be in your (the shareholders') best interests. As of June 30, 1999, we owned approximately 79% of the Operating Partnership Units.

Operating Partnership Agreement

         The Operating Partnership agreement contains provisions relating to limited partners' redemption rights in the event of certain changes of control of the company. These provisions require an acquiror to maintain the Operating Partnership structure and to maintain a limited partner's right to continue to hold Units with future redemption rights. Such provision could have the effect of discouraging a third party from making an acquisition proposal, even if such proposal were in our shareholders' best interests.

Preferred Stock

         Our Articles of Incorporation authorize our Board of Directors to issue up to 10.0 million shares of preferred stock. The Board of Directors may establish the preferences and rights of any preferred shares issued. The issuance of preferred stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our shareholders' best interests. As of the date of this prospectus, we have not yet issued any preferred stock. See "Description of Capital Stock -- Preferred Stock" on page 17.

Poison Pill

         We adopted a preferred share purchase rights plan (sometimes referred to as a "poison pill") in March of 1999. The plan involves the issuance of preferred share purchase rights to all shareholders. The rights entitle shareholders to purchase capital stock at a discount if a person or group purchases or makes a tender offer for 15% or more of our common stock. Our board of directors may redeem the rights at $.01 per right until the acquisition of 15% or more of our common stock by a person or group. The purpose of the poison pill is to ensure that any potential purchaser of the company must negotiate with our board before an acquisition. The poison pill may discourage offers for the company, even those in the best interest of the shareholders.

 Maryland Business Combination Statute

         The Maryland General Corporation Law establishes special requirements for "business combinations" between a Maryland corporation and "interested shareholders" unless exemptions are applicable. An interested shareholder is any person who beneficially owns 10% or more of the voting power of our then-outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between us and an interested shareholder unless the Board approved the transaction prior to the party becoming an interested shareholder. The five-year period runs from the most recent date on which the interested shareholder became an interested shareholder. The law also requires a supermajority shareholder vote for such transactions after the end of the five-year period. This means that the transaction must be approved by at least:

o 80% of the votes entitled to be cast by holders of outstanding voting shares and

o two-thirds of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested shareholder with whom the business combination is to be effected.

         The business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our shareholders' best interests.

Dependence on Key Personnel

         We are dependent on the efforts of our executive officers, particularly
D. Scott Wilkerson, Philip S. Payne and Pamela B. Bruno. While we believe that we could find replacements for these key personnel, if necessary, the loss of their services could have an adverse effect on our operations. Messrs. Wilkerson and Payne and Ms. Bruno have entered into employment contracts with us.



                                 USE OF PROCEEDS


         In connection with the issuance of the common stock offered by us through this prospectus, we will generally receive one Unit in the Operating Partnership for each share of common stock. This will have the effect of increasing our proportionate ownership in the Operating Partnership.



                          DESCRIPTION OF CAPITAL STOCK


General

         Our Articles of Incorporation give us the authority to issue up to
100.0 million shares of common stock and 10.0 million shares of preferred stock. The par value of both the common and preferred stock is $.01 per share. Under Maryland law, shareholders generally are not responsible for a corporation's debts or obligations. At June 30, 1999, we had 6,006,950 shares of common stock issued and outstanding. This does not include shares issuable upon the redemption of any Units or shares issuable under currently outstanding options or warrants held by officers and directors or shares that may be issued under our Dividend Reinvestment and Stock Purchase Plan.
No shares of preferred stock are outstanding.

Common Stock

         Our Board of Directors previously authorized us to issue all of the currently outstanding common stock. The Board has also authorized the issuance of the stock issuable upon redemption of outstanding Units. The common stock we have previously sold has been fully paid for and is non-assessable. When we issue stock upon redemption of Units, we will also consider such common stock to be fully paid for and non-assessable. Non-assessable means that we cannot ask you for more money for the stock after you have purchased it.

         As a holder of common stock, you will be entitled to receive distributions based on common stock if our Board of Directors declares such distributions. However, because we have the authority under our Articles of Incorporation to issue preferred stock, your rights to receive distributions may be subordinated to the rights of any preferred stock we issue in the future. In any liquidation, each outstanding common share entitles its holder to share (based on the percentage of shares held) in the assets that remain after we pay our liabilities and any preferential distributions owed to preferred shareholders. We have paid quarterly distributions on our common stock since the period ending June 30, 1987, and we intend to continue to pay quarterly distributions.

         Holders of common stock are entitled to one vote for each share on all matters submitted to a shareholder vote. Unless a law requires otherwise, or as our Articles of Incorporation may provide with respect to preferred stock, the holders of common stock will possess exclusive voting power. See " -- Ownership Limitations and Restrictions on Transfers." There is no cumulative voting in the election of directors. This means that the holders of a majority of the common stock can elect all of the directors and the holders of the remaining common stock could not elect any director.

         As a common shareholder in the company, you will have no conversion, sinking fund or redemption rights, or preemptive rights. A conversion feature is one where a shareholder has the option to convert his shares to a different security, such as debt or preferred stock. A redemption right is one where a shareholder will have the right to redeem his shares (for cash or other securities) at some point in the future. Sometimes a redemption right is paired with an obligation of the company to create an account into which such company must deposit money into to fund the redemption (i.e., a sinking fund). Preemptive rights are rights granted to shareholders to subscribe for a percentage of any other securities we may offer in the future based on the percentage of shares owned.

         We will furnish you with annual reports containing audited consolidated financial statements. The financial statements will contain an opinion of our independent public accountants. We will also furnish you quarterly reports for the first three quarters of each year. These reports will contain unaudited financial information.

         All common stock will have equal distribution, liquidation and voting rights.

         The Maryland General Corporate Law generally prohibits us from merging with another corporation if we will not be the surviving entity in the merger. Maryland law also generally prohibits us from selling all or most of our assets. We can enter into these transactions, however, if our Board of Directors adopts a resolution declaring the proposed transaction advisable and a majority of shareholders entitled to vote approves the transaction.

         The common stock is listed on the American Stock Exchange. The transfer agent and registrar for the common stock is First Union National Bank of North Carolina.

Preferred Stock

         Under our Articles of Incorporation, our Board of Directors has the authority to issue one or more series of preferred stock. Prior to issuing shares of each series, the Maryland General Corporate Law and our Articles of Incorporation require the Board of Directors to fix the terms for each series. Such terms could include the right to receive distributions and liquidation payments before such can be made on the common stock. The Board of Directors could authorize terms that could discourage a takeover or other transaction that might be in the common shareholders' best interests. As of the date of this prospectus, we have not issued any preferred stock, but we have set the rights and preferences of a class of preferred stock. We described this more fully under "Risk Factors - Limitations on Acquisition and Change in Control - Poison Pill" on page 14.

Ownership Limitations and Restrictions on Transfers

         To maintain our REIT qualification, no fewer than six persons can own 50% or more in value of our outstanding common stock during the last half of a taxable year. Additionally, at least 100 persons must own the common stock during at least 335 days per year. See "Federal Income Tax Considerations -- Requirements for Qualification." To help ensure we meet these tests, our Articles of Incorporation provide that no person may own more than 9.8% of our issued and outstanding capital stock. For purposes of this provision, the company treats corporations, partnerships, groups within Section 13(d)(3) of the Securities Exchange Act of 1934 and other entities as single persons. The Board of Directors has discretion to waive this ownership limit if they receive evidence that the changes in ownership will not jeopardize our REIT status. The consequences of violating these limits are spelled out under the heading "Risk Factors -- Possible Adverse Consequences of Limits on Ownership of Shares."

         The restrictions on transferability and ownership will not apply if the Board of Directors and the shareholders holding two-thirds of our outstanding shares of capital stock determine that it is no longer in our best interest to be a REIT. We have no intention to seek to change our REIT status.

         All certificates representing shares of common stock bear a legend referring to the restrictions described above.

         If you own more than 5% of our common stock or preferred stock, you must file a written notice with us no later than January 30 of each year. This notice should contain your name and address, the number of shares of common stock or preferred stock you own and a description of how you hold the shares. In addition, you will be required, if we ask, to disclose to us in writing any information we need in order to determine the effect of your ownership of such shares on our status as a REIT.

         These ownership limitations could have the effect of precluding a third party from obtaining control over the company unless the Board of Directors and the shareholders determine that maintaining REIT status is no longer desirable.

Limitations of Liability and Indemnification of Directors and Officers

         Maryland corporation law and our Articles of Incorporation exculpate each director and officer in actions by the company or by shareholders in derivative actions from liability unless the director or officer has received an improper personal benefit in money, property or service or he has acted dishonestly, as established by a final judgment of a court.

         The Articles of Incorporation also provide that we will indemnify a present or former director or officer against expense or liability in an action to the fullest extent permitted by Maryland law. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses they incur in connection with any proceeding to which they are a party because of their service as an officer, director or other similar capacity. However, Maryland law prohibits indemnification if it is established that:

o the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

o the director or officer actually received an improper personal benefit in money, property or services; or

o in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

In addition, under Maryland law, to indemnify a director or officer we would also have to obtain (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (ii) a written statement that he will repay the amounts we advance if it shall ultimately be determined that the standard of conduct was not met.

         The exculpation and indemnification provisions in the Articles of Incorporation have been adopted to help induce qualified individuals to agree to serve on behalf of the company by providing a degree of protection from liability for alleged mistakes in making decisions and taking actions. Such exculpation and indemnification provisions have been adopted, in part, in response to a perceived increase in shareholders' litigation alleging director and officer misconduct. You should be aware, however, that these provisions in our Articles of Incorporation and Maryland law give you a more limited right of action than you otherwise would have in the absence of such provisions.

         The above indemnification provisions could operate to indemnify directors, officers or other persons who exert control over us against liabilities arising under the Securities Act of 1933. Insofar as the above provisions may allow that type of indemnification, the Securities and Exchange Commission has informed us that, in their opinion, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.



               PARTNERSHIP AGREEMENT OF THE OPERATING PARTNERSHIP


         We organized the Operating Partnership under the Delaware Revised Uniform Limited Partnership Act, as amended. The following summary of the partnership agreement is qualified by reference to the actual partnership agreement. We have filed a copy of the partnership agreement as an exhibit to the registration statement of which this prospectus is a part.

General

         We conduct substantially all of our activities through the Operating Partnership. The Operating Partnership is a Delaware limited partnership. Boddie-Noell Properties, Inc., as the sole general partner, has the exclusive power to manage and conduct the business of the Operating Partnership and has the rights and powers permitted to the general partner of a Delaware limited partnership. In addition to other rights, investors who hold Units in the Operating Partnership have such rights and powers as are reserved to limited partners under Delaware law, but have no authority to transact business for, or participate in the management activities or decisions of, the Operating Partnership. The limited partners do not have the right to remove us as the general partner.

         The Operating Partnership agreement provides that we may not, without the consent of a majority of the holders of Units, sell or otherwise dispose of all or substantially all of the Operating Partnership's assets (including through a merger or other combination with another entity). We must hold substantially all of our property through the Operating Partnership.

Allocation of Distributions, Profits and Losses

         The Operating Partnership agreement provides, except as noted below, that the net operating cash of the Operating Partnership available for distribution, as well as net sales and refinancing proceeds, will be distributed from time to time as determined by the company (but not less frequently than quarterly), pro rata in accordance with the partners' percentage interests. Profits and losses for tax purposes will also generally be allocated among the partners in accordance with their percentage interests, subject to compliance with applicable laws, such as those noted under "Federal Income Tax Considerations -- Tax Aspects of the Operating Partnership --Tax Allocations With Respect To Our Properties."

Transferability of Interests

         The Operating Partnership agreement generally provides that we may not withdraw from the Operating Partnership, or transfer or assign our interest in the Operating Partnership. The limited partners, on the other hand, generally may transfer all or a portion of their interests in the Operating Partnership to a transferee. No person receiving such a transfer, however, will be admitted to the Operating Partnership as a substitute limited partner having the rights of a limited partner without our consent. Additionally, the transferee must meet certain other conditions, including agreeing to be bound by the terms and conditions of the Operating Partnership agreement.

Additional Capital Contributions; Issuance of Additional Partnership Interests

         The Operating Partnership agreement does not require any limited partner to make additional capital contributions to the Operating Partnership. We, however, are obligated to make certain additional capital contributions to the Operating Partnership in connection with the issuance of additional Units to the company.

         The Operating Partnership agreement authorizes us to issue additional Units for any partnership purpose and for such capital contributions and other consideration as we determine. The issuance of additional Units to us, however, is subject to certain limitations. First, we may not issue additional Units to ourselves unless we issue the additional Units to all partners in proportion to their respective partnership interests. Alternatively, we may issue additional Units to ourselves in connection with our issuing capital stock, provided that the net proceeds of the capital stock issuance are contributed to the Operating Partnership as an additional capital contribution.

         If we issue additional capital stock and make a capital contribution to the Operating Partnership, the capital contribution must be in an amount equal to the proceeds we receive from the issuance of the additional capital stock. The Operating Partnership will then issue additional Units with similar designations, preferences and rights to the capital stock we issued. For example, if we issue 6% preferred stock, the Operating Partnership must issue 6% preferred Units. If additional partnership interests are issued, the partnership interests of all existing partners of the Operating Partnership will be diluted proportionately.

Redemption of Operating Partnership Units

         The Operating Partnership is obligated to redeem each Unit at the request of the holder, subject to certain limitations. See "Redemption of Units -- General."

Indemnifications and Limitation of Liability

         The Operating Partnership agreement provides that the general partner, and each person designated or delegated by the general partner, will be indemnified and held harmless by the Operating Partnership for any liabilities or expenses from any claim or proceeding that relates to the operations of the Operating Partnership, unless it is established that:

o the act or omission of the person was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

o the person actually received an improper personal benefit in money, property or services; or

o in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful.

The Operating Partnership agreement also provides that the general partner will have no personal liability to the Operating Partnership and its partners for monetary damages for any act or omission if the general partner acted in good faith and with due care and loyalty.

Tax Matters Partner

         As provided in the Operating Partnership agreement, the company is the tax matters partner of the Operating Partnership. This means that we make whatever tax elections must be made under the Internal Revenue Code.

Operations

         The Operating Partnership agreement requires the partnership to be operated in a manner that will enable the company to satisfy the requirements for being classified as a REIT and to avoid any federal income tax liability.

         Under the Operating Partnership agreement, the Operating Partnership will assume and pay, or reimburse us for payment of, all expenses incurred relating to the ownership and operation of, or for the benefit of, the Operating Partnership, including all expenses of the company.

Term

         The term of the Operating Partnership continues until December 31, 2097, or until sooner dissolved pursuant to the terms of the Operating Partnership agreement.

Exercises of Stock Options

         If options to acquire common stock that we have granted are exercised, the Operating Partnership agreement requires us to contribute to the Operating Partnership as an additional contribution the exercise price we receive. For any given number of shares, we will thus receive less than their fair value (assuming the option holder exercises when the fair value exceeds the option price). We will receive from the Operating Partnership, in exchange for the proceeds we contribute, additional Units equal to the number of shares we issued, even though we will not be paying the full fair value for those Units. Under the terms of the Operating Partnership agreement, we will be deemed to have contributed the fair value of the Units.

Other

         The Operating Partnership agreement provides that substantially all of our business activities must be conducted through the Operating Partnership or subsidiary partnerships or corporations.

         The Operating Partnership is authorized to enter into transactions with partners or their affiliates, as long as the terms of such transactions are fair and reasonable and no less favorable to the Operating Partnership than would be obtained from an unaffiliated third party.



                               REDEMPTION OF UNITS


General

         The Operating Partnership is obligated to redeem each Unit at the request of the holder after a period of at least one year from issuance for cash equal to the then fair market value of each share of common stock at the time of such redemption. The company may, however, elect to acquire the Unit for one share of common stock or an amount of cash of the same value. We presently anticipate that we will elect to issue common stock in connection with each such redemption, rather than paying cash or having the Operating Partnership pay cash. If, however, Units are redeemed for cash, such redemption will be at the fair market value of the Units. Our percentage ownership interest in the Operating Partnership will increase each time we redeem Units. This acquisition by us will be treated as a sale of the Units to us for federal income tax purposes. See "Federal Income Tax Considerations -- Tax Consequences of Redemption." When a limited partner tenders his or her Units for redemption, his or her right to receive distributions with respect to the Units redeemed will cease. But he or she will then have rights as a shareholder of the company from the time of his or her acquisition of common stock, including the payment of dividends.

         A limited partner must notify us, as general partner of the Operating Partnership, of his or her desire to require the Operating Partnership to redeem Units by sending a notice in the form attached as an exhibit to the Operating Partnership agreement, a copy of which is available from us. A limited partner must request the redemption of at least 1,000 Units (or all of the limited partner's Units, if less). A redemption generally will occur on the 10th business day after the notice is delivered by the limited partner, except that no redemption can occur if the delivery of shares of common stock would be prohibited under the provisions of the Articles of Incorporation. This condition protects our qualification as a REIT.

         For a summary discussion of certain federal income tax considerations relevant to the redemption of Units, see "Federal Income Tax Considerations -- Tax Consequences of Redemption."

Comparison of Ownership of Units and Shares of Common Stock

         In general, the nature of an investment in shares of our common stock is substantially equivalent economically to an investment in Operating Partnership Units. A shareholder receives the same distribution that a Unit holder receives, and shareholders and Unit holders generally share in the risks and rewards of ownership in the enterprise being conducted by the company (through the Operating Partnership). However, there are differences between owning Units and owning common stock, some of which may be important to you.

         The information below highlights some significant differences between the Operating Partnership and the company and compares certain legal rights associated with owning Units and common stock. These comparisons are intended to assist limited partners of the Operating Partnership in understanding how their investment will be changed if their Units are redeemed for common stock. This discussion is summary in nature and not a complete discussion of these matters. Unit holders should carefully review the balance of this prospectus and the registration statement, including the exhibits, of which this prospectus is a part for additional important information about us.

                      Form of Organization and Assets Owned

The Operating Partnership

The Operating Partnership is organized as a Delaware limited partnership. Substantially all of the company's operations are conducted through the Operating Partnership.

The Company

The company is a Maryland corporation. The company has elected to be taxed as a REIT under the Internal Revenue Code and intends to maintain its qualification as a REIT. The company's interest in the Operating Partnership gives the company an indirect investment in the properties and other assets the Operating Partnership owns. This interest in the Operating Partnership represents substantially all of the company's assets.



                              Length of Investment

The Operating Partnership

The Operating Partnership terminates December 31, 2097.
But it may be terminated earlier under certain circumstances.

The Company

The company has a perpetual term and intends to continue its operations for an indefinite time period.



                        Purpose and Permitted Investments

The Operating Partnership

The purpose of the Operating Partnership includes the conduct of any business that may be lawfully conducted by a limited partnership formed under Delaware law. But the Operating Partnership agreement requires the business of the Operating Partnership to be conducted in a manner that will permit the company to be classified as a REIT for federal income tax purposes. The Operating Partnership may, subject to this limitation, invest or enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity.

The Company

Under its Articles of Incorporation, the company may engage in any lawful activity permitted under Maryland law. Under the Operating Partnership agreement, however, the company must conduct substantially all of its business and own substantially all of its assets through the Operating Partnership.

                                Additional Equity

The Operating Partnership

The Operating Partnership is authorized to issue Units and other partnership interests to its partners or to other persons for such consideration and on such terms as the company, as general partner, determines. When the company sells securities, it will contribute the proceeds to the Operating Partnership. In exchange, the Operating Partnership will issue to the company partnership interests having substantially similar rights to the securities the company issues. Such partnership interests may be of different series or classes from the Units and may be senior to the Units. No limited partner has any preemptive, preferential or similar rights either with respect to additional capital contributions to the Operating Partnership or with respect to the issuance or sale of any partnership interests.

The Company

The company's Board of Directors may issue, in its discretion, additional equity securities consisting of common stock or preferred stock. The total number of shares issued may not exceed the number of shares of capital stock authorized in the company's Articles of Incorporation. As long as the Operating Partnership is in existence, the proceeds (or a portion thereof) of all equity capital the company raises will be contributed to the Operating Partnership in exchange for Units or other interests in the Operating Partnership. The general partner's contribution will be deemed to be an amount equal to the net proceeds of any such offering.


                               Management Control

The Operating Partnership

All management powers over the business and affairs of the Operating Partnership are vested in the general partner of the Operating Partnership. No limited partner of the Operating Partnership has any right to participate in or exercise control or management power over the business and affairs of the Operating Partnership. The limited partners may not remove the general partner for any reason.


The Company

The Board of Directors has exclusive control over the company's business and affairs, subject to the restrictions in the Articles of Incorporation, the bylaws and the Operating Partnership agreement. The Board of Directors has adopted and continues to adopt policies that guide the company's direction. But the Board of Directors may alter or repeal these policies at any time without seeking the advice of the shareholders. Except for their vote in the elections of directors, shareholders have no control over the ordinary business policy of the company. The company's shareholders may remove a director for cause by the affirmative vote of the holders of two-thirds of the shares of capital stock outstanding and entitled to vote.

                                Fiduciary Duties

The Operating Partnership

Under Delaware law, the general partner of the Operating Partnership is accountable to the Operating Partnership as a fiduciary and, consequently, is required to exercise good faith in all of its dealings with respect to partnership affairs. However, under the Operating Partnership agreement, the general partner is under no obligation to take into account the tax consequences to any partner of any action taken by it. The Operating Partnership agreement provides that the general partner will not be liable for any act or omission if the general partner acted in good faith and with due care and loyalty. See "Partnership Agreement of the Operating Partnership -- Indemnifications and Limitation of Liability."

The Company

Under Maryland law, the directors must perform their duties in good faith, in a manner that they believe to be in the best interests of the company and with the care an ordinarily prudent person would exercise under similar circumstances. Directors of the company who act in such a manner generally will not be liable because they were a director of the company.


                   Limitation of Liability and Indemnification

The Operating Partnership

The Operating Partnership agreement limits the liability of the general partner and others and also provides for indemnification of the same persons by the Operating Partnership. See "Partnership Agreement of the Operating Partnership -- Indemnifications and Limitation of Liability."

The Company

The Articles of Incorporation limit the liability of the company's directors and officers and provide for indemnification of such individuals. See "Description of Capital Stock -- Limitations of Liability and Indemnifications of Directors and Officers."

                            Anti-Takeover Provisions

The Operating Partnership

Except in limited circumstances, the general partner of the Operating Partnership has exclusive management power over the business and affairs of the Operating Partnership. The general partner may not be removed by the limited partners with or without cause. A limited partner, after a minimum of one year, may generally transfer his or her partnership interest, subject to certain limitations. Under the Operating Partnership agreement, the general partner may, in its sole discretion, prevent the admission of a substitute limited partner. If the general partner does not admit a transferee of Units to the Operating Partnership as a substitute limited partner, the transferee, among other things, will not be entitled to vote such Units.

The Company

Maryland law, the Articles of Incorporation and the Operating Partnership agreement contain provisions that could have the effect of delaying or discouraging a change in control of the company and other transactions. See "Risk Factors -- Limitations on Acquisitions and Change of Control."


                                  Voting Rights

The Operating Partnership

Under the Operating Partnership agreement, the limited partners generally do not have voting rights relating to the operation and management of the Operating Partnership. Limited partners do have the right to vote on certain amendments to the Operating Partnership agreement. The ownership of Units does not entitle the holder thereof to vote on any matter to be voted upon by the shareholders of the company.

The Company

Shareholders of the company have the right to vote on, among other things, a merger or sale of all or substantially all of the company's assets, amendments to the Articles of Incorporation, certain bylaw amendments and dissolution of the company. All shares of common stock have one vote, and the Articles of Incorporation permit the Board of Directors to classify and issue preferred stock in one or more series having voting power that may differ from that of the common stock.

The Operating Partnership

Amendment of the Operating Partnership

Amendments to the Operating Partnership agreement may be proposed by the general partner or by any limited partners holding 10% or more of the partnership interests. Approval of such an amendment requires the vote of the general partner and the holders of a majority of the Units, including those Units held by the general partner. Certain amendments may be approved solely by the general partner, including amendments that would add to the obligations of the general partner, reflect the admission, substitution, termination or withdrawal of partners, or satisfy any legal requirements. Certain amendments that affect fundamental rights of a limited partner must be approved by each affected limited partner, and certain other amendments must be approved by holders of 75% of the limited partnership interests (including interests held by the general partner).


The Company

Agreement or the Articles of Incorporation

The company's Articles of Incorporation may be amended with the affirmative vote of at least a majority of the shares of capital stock outstanding and entitled to vote thereon voting together as a single class. Certain provisions of the Articles of Incorporation may not, however, be amended without the approval of the holders of two-thirds of the shares of capital stock of the company outstanding and entitled to vote, voting together as a single class. The company's bylaws generally may be amended by the Board of Directors or the shareholders.

       Vote Required to Dissolve the Operating Partnership or the Company

The Operating Partnership

Until January 1, 2044, the general partner may elect to dissolve the Operating Partnership. But if the limited partners who were limited partners on December 1, 1997 then own at least 10% of the outstanding Units, and if those same limited partners owning a majority of the Units that were outstanding on December 1, 1997 (excluding any Units owned by the general partner) object to the dissolution within 30 days of receiving notice of the general partner's election, then the general partner cannot dissolve the Operating Partnership. Beginning January 1, 2044, the general partner may choose to dissolve the Operating Partnership in its discretion. The Operating Partnership will also dissolve under other conditions listed in the Operating Partnership agreement.

The Company

Under Maryland law and the Articles of Incorporation, the company may be dissolved by (1) the affirmative vote of a majority of the entire Board of Directors declaring such dissolution to be advisable and directing that the proposed dissolution be submitted for consideration at an annual or special meeting of shareholders, and (2) shareholder approval by the affirmative majority vote of the shareholders entitled to vote voting as a single class.


                      Vote Required to Sell Assets or Merge

The Operating Partnership

Under the Operating Partnership agreement, the sale, exchange, transfer or other disposition of all or substantially all of the Operating Partnership's assets or the merger or consolidation of the Operating Partnership requires the consent of the general partner and holders of one-half of the outstanding Units (including Units held by the general partner).

The Company

Under Maryland law and the Articles of Incorporation, the Company cannot sell substantially all of its assets or merge without the approval of the holders of a majority of the shares entitled to vote on the matter.
Maryland law establishes special requirements generally applicable to "business combinations" between Maryland corporations and "interested shareholders." Among other things, the law prohibits for five years a merger or other specified or similar transactions between a corporation and an interested shareholder and requires a super-majority vote for such transactions after the end of the five-year period. See "Risk Factors -- Limitations on Acquisition and Change in Control -- Maryland Business Combination Statute."

                      Compensation, Fees and Distributions

The Operating Partnership

The company does not receive any compensation for its services as general partner of the Operating Partnership. As a partner in the Operating Partnership, however, the general partner has the same right to allocations and distributions as other partners of the Operating Partnership. In addition, the Operating Partnership reimburses the general partner for substantially all expenses incurred relating to the ongoing operation of the company and any offering of partnership interests in the Operating Partnership or capital stock of the company.

The Company

Directors that are not officers of the company or Enterprises and company officers receive compensation for their services.



                             Liability of Investors

The Operating Partnership

Under the Operating Partnership agreement and Delaware law, the liability of the limited partners for the Operating Partnership's debts and obligations is generally limited to the amount of their investment in the Operating Partnership.

The Company

Under Maryland law, shareholders are not personally liable for the debts or obligations of the company.


                              Nature of Investment

The Operating Partnership

The Units constitute equity interests entitling each limited partner to a pro rata share of cash distributions made to the limited partners of the Operating Partnership. The Operating Partnership generally intends to retain and reinvest proceeds of the sale of property or excess refinancing proceeds in its business.

The Company

The shares of common stock constitute equity interests in the company. The company is entitled to receive its pro rata share of distributions made by the Operating Partnership with respect to the company-owned Units, and each shareholder will be entitled to his pro rata share of any dividends or distributions paid with respect to the common stock. The dividends payable to the shareholders are not fixed in amount and are only paid if, when and as declared by the Board of Directors. In order to qualify as a REIT, the company must distribute 95% of its taxable income (excluding capital gains). Any taxable income (including capital gains) not distributed will be subject to corporate income tax.

                          Potential Dilution of Rights

The Operating Partnership

The general partner of the Operating Partnership is authorized, in its sole discretion and without limited partner approval, to cause the Operating Partnership to issue additional limited partnership interests and other equity securities for any partnership purpose at any time to the limited partners or to other persons on terms the general partner establishes.


The Company

The company's Board of Directors may issue, in its discretion, additional shares of common stock and has the authority to issue from the authorized capital stock a variety of other company equity securities, with such powers, preferences and rights as the Board of Directors may designate at the time. Issuing additional shares of either common stock or other similar equity securities may result in the dilution of the shareholders' interests.


                                    Liquidity

The Operating Partnership

The limited partners generally may transfer all or a portion of their interests in the Operating Partnership to a transferee, subject to a minimum one-year lock-up and certain limitations imposed by federal and state securities laws. No transferee, however, will be admitted to the Operating Partnership as a substitute limited partner having the rights of a limited partner without the consent of the company as the general partner and satisfaction of certain other conditions, including an agreement to be bound by the terms and conditions of the Operating Partnership agreement.


The Company

Upon the effectiveness of the registration statement of which this prospectus is a part, the shares to be issued by the company, upon issuance (except when issued to an investor who is an affiliate of the company) will be freely transferable as registered securities under the Securities Act of 1933. The common stock is listed on the American Stock Exchange. The breadth and strength of this market will depend, among other things, upon the number of shares outstanding, the company's financial results and prospects, the general interest in the company's and other real estate investments and the company's dividend yield compared to that of other debt and equity securities.

                        FEDERAL INCOME TAX CONSIDERATIONS


         The following summary of material federal income tax considerations to Boddie-Noell Properties, Inc. and its shareholders relating to this registration statement and the treatment of Boddie-Noell Properties, Inc. as a REIT is for general purposes only and is not tax advice. Proposed legislation includes provisions that would affect the operations of REITS, but, based on current proposals, such legislation will not become effective until it is duly passed by Congress and signed by the President. Consequently, it is not possible to determine at this time all the ramifications that would result from this legislation, and therefore this summary is based on current law only. The summary is not intended to represent a detailed description of the federal income tax consequences applicable to a particular shareholder in view of such shareholder's particular circumstances nor is it intended to represent a detailed description of the federal income tax consequences applicable to certain types of shareholders subject to special treatment under the federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers).

         Each investor is advised to consult his or her own tax advisor regarding the tax consequences to him or her of the purchase, ownership and sale of the offered stock, including the federal, state, local, foreign and other tax consequences of such purchase, ownership, or sale and of potential changes in applicable tax laws.

General

         Beginning with our taxable year ended December 31, 1987, we have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code ("Code"). We believe that beginning with that taxable year we have been organized and have operated in a manner to qualify for taxation as a REIT under the Code. And we intend to continue to operate in such a manner. But we can provide no assurance that we have operated or will operate in a manner so as to qualify or remain qualified as a REIT.

         The sections of the Code relating to the qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations and administrative and judicial interpretations of Code provisions and regulations. We have not requested a ruling from the Internal Revenue Service ("IRS") with respect to any issues relating to our qualification as a REIT. Therefore, we can provide no assurance that the IRS will not challenge our REIT status.

         Alston & Bird LLP has acted as tax counsel to us in connection with this offering and our election to be taxed as a REIT. Alston & Bird LLP is of the opinion that we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code for our taxable years ended December 31, 1987 through 1998, and that, based on our proposed method of operation, we are in a position to continue our qualification and taxation as a REIT within the definition of Section 856(a) of the Code for the taxable year that will end December 31, 1999. This opinion is based solely on our representations with respect to factual matters concerning our business operations and our properties. Alston & Bird LLP has not independently verified these facts. In addition, our qualification as a REIT at any time during 1999 is dependent, among other things, upon our meeting the requirements of Sections 856 through 860 of the Code throughout such year and for the year as a whole. Accordingly, because our satisfaction of such requirements will depend upon future events, including the final determination of operational results, no assurance can be given that we will satisfy the REIT requirements during the taxable year that will end December 31, 1999.

Federal Income Taxation of Boddie-Noell Properties, Inc.

         If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on that portion of our ordinary income or capital gain that we currently distribute to our shareholders. The REIT provisions of the Code generally allow a REIT to deduct distributions paid to its shareholders, substantially eliminating the federal "double taxation" on earnings (once at the corporate level when earned and once again at the shareholder level when distributed) that usually results from investments in a corporation. Nevertheless, we will be subject to federal income tax as follows:

         First, we will be taxed at regular corporate rates on our undistributed REIT taxable income, including undistributed net capital gains.

         Second, we may be subject to the "alternative minimum tax" as a consequence of our items of tax preference under certain circumstances.

         Third, if we have net income from "foreclosure property" held primarily for sale to customers in the ordinary course of business, including income from the sale or other disposition of such property, we will be subject to tax at the highest corporate rate on such income to the extent that it does not constitute qualifying income for purposes of the 75% income test (discussed below).

         Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property that is held primarily for sale to customers in the ordinary course of business but that is not foreclosure property), we will be subject to a 100% tax on such income.

         Fifth, if we fail to satisfy either the 75% or 95% gross income test (discussed below) but have nonetheless maintained our qualification as a REIT because certain other safe harbor requirements have been met, we will be subject to a 100% tax on the net income attributable to the greater of the amount by which we fail either the 75% or 95% test multiplied by a fraction intended to reflect our profitability.

         Sixth, if we fail to distribute each year at least the sum of:

                  (1)      85% of our ordinary income for such year;

                  (2)      95% of our capital gain net income for such year; and

                  (3)      any undistributed taxable income from prior periods,

then we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

         Seventh, if we acquire any asset from a corporation generally subject to full corporate-level tax in a carryover-basis transaction and we subsequently recognize gain on the disposition of such asset during the 10-year period beginning on the date on which we acquired the asset, then to the extent of the excess of (1) the fair market value of the asset at the time we acquired it over
(2) our adjusted basis in the asset at the time we acquired it, we will be subject to tax at the highest regular corporate rate, pursuant to guidelines issued by the IRS (the "Built-In Gain Rules").

Requirements for Qualification

         To qualify as a REIT, we must elect to be treated as a REIT and must meet the requirements, discussed below, relating to our organization, sources of income and nature of assets.

Organizational Requirements

         The Code defines a REIT as a corporation, trust or association that:

            (1)     is managed by one or more trustees or directors;

            (2) uses transferable shares or transferable certificates to evidence beneficial ownership;

            (3) would be taxable as a domestic corporation but for Sections 856 through 860 of the Code;
            (4) is neither a financial institution nor an insurance company within the meaning of the applicable provisions of the Code;

            (5)     has at least 100 persons as beneficial owners;

            (6) during the last half of each taxable year, is not closely held, i.e., not more than 50% of the value of the outstanding stock is owned, directly or indirectly, by five or fewer shareholders;

            (7) files an election or continues such election to be taxed as a REIT on its return for each taxable year; and

            (8) satisfies the 95% and 75% income assets and the 75%, 25%, 10% and 5% asset tests, all of which are described below.

The Code provides that conditions (1) through (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of condition (5), certain pension funds and other tax-exempt entities are treated as persons. For purposes of condition (6), on the other hand, the beneficiaries of a pension or profit-sharing trust under
Section 401(a) of the Code are treated as REIT shareholders. In addition, our Articles of Incorporation currently include certain restrictions regarding transfer of our common stock, which are intended (among other things) to assist us in continuing to satisfy conditions (5) and (6) noted above.

         In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of satisfying the REIT criteria of Section 856 of the Code, including the gross income tests and asset tests. Thus, our proportionate share of the assets, liabilities and items of income of the Operating Partnership will be treated as our assets, liabilities and items of income for purposes of applying and meeting the various REIT requirements. In addition, the Operating Partnership's proportionate share of the assets, liabilities and items of income with respect to any partnership (including any limited liability company treated as a partnership) in which it holds an interest would be considered assets, liabilities and items of income of the Operating Partnership for purposes of applying and meeting the various REIT requirements.

Income Tests

         To maintain qualification as a REIT, we must meet two gross income requirements annually. First, we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions) from investments relating to real property, including investments in other REITs or mortgages on real property (including "rents from real property" and, in certain circumstances, interest). Second, we must derive at least 95% of our gross income (excluding gross income from prohibited transactions) from the real property investments described in the preceding sentence or from dividends, interest, or gain from the sale or disposition of stock or securities (or from any combination of the foregoing). In addition, for taxable years that ended on or before the taxable year ended December 31, 1997, short term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain from the sale or other disposition of real property held for less than four years (other than involuntary conversions and sales of foreclosure property) must have represented less than 30% of our gross income (including gain from prohibited transactions).

         Rents we receive or that we are deemed to receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person but can be based on a fixed percentage of gross receipts or gross sales. Second, "rents from real property" excludes any amount received directly or indirectly from any corporation in which we own 10% or more of the total combined voting power of all classes of voting stock or 10% or more of the total number of shares of all classes of stock and from any other person in which we own an interest of 10% or more in the assets or net profits of such person. Third, rent attributable to personal property is generally excluded from "rents from real property," except where such personal property is leased in connection with such real property and the rent attributable to such personal property is less than or equal to 15% of the total rent received under the lease. Finally, amounts that are attributable to services furnished or rendered in connection with the rental of real property, whether or not separately stated, will not constitute "rents from real property" unless such services are customarily provided in the geographic area. Customary services that are not provided to a particular tenant (e.g., furnishing heat and light, the cleaning of public entrances and the collection of trash) can be provided directly by the REIT. Where, however, such services are provided primarily for the convenience of the tenants or are provided to such tenants, such services must be provided by an independent contractor. In the event that an independent contractor provides such services, the REIT must adequately compensate any such independent contractor, the REIT must not derive any income from the independent contractor and neither the independent contractor nor certain of its shareholders may, directly or indirectly, own more than 35% of the REIT, taking into consideration the applicable attributed ownership. Beginning with our taxable year ending December 31, 1998, our rental income will not cease to qualify as "rents from real property" merely because we perform a de minimis amount of services to tenants of a property that are not usually and customarily provided and are considered rendered to the occupant. The income from these services will be considered de minimis if the value of such services (valued at not less than 150% of our direct cost of performing such services) is less than 1% of the total income derived from such property.

         We do not anticipate deriving rent attributable to personal property leased in connection with real property that exceeds 15% of the total rent attributable to such lease or receiving rent from related party tenants.

         The Operating Partnership provides certain services with respect to our properties. We believe that these services are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise rendered to the tenants. Therefore, we believe that the provision of such customary services will not cause rents received with respect to our properties to fail to qualify as "rents from real property." Noncustomary services and services rendered primarily for the tenants' convenience will be provided by an independent contractor to avoid jeopardizing the qualification of rent as "rents from real property."

         Fees to perform property management services for apartment properties that we do not own will not qualify under the 75% or the 95% gross income tests. BNP Management, Inc. our unconsolidated subsidiary, receives these fees. Either the REIT or the Operating Partnership also may receive certain other types of income with respect to our properties that will not qualify for either of these tests. In addition, dividends on the Operating Partnership's stock in BNP Management, Inc. will not qualify under the 75% gross income test. We, however, believe that the aggregate amount of such fees and other non-qualifying income in any taxable year will not cause us to exceed the limits for non-qualifying income under the 75% and 95% gross income tests.

         If we fail one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are eligible for relief under a certain provision of the Code. This relief provision generally will be available if: (1) our failure to meet such gross income tests is due to reasonable cause and not due to willful neglect; (2) we attach a schedule of the nature and amount of each item of income to our federal income tax return; and (3) the inclusion of any incorrect information on such schedule is not due to fraud with the intent to evade tax. We, however, cannot state whether in all circumstances we would be entitled to the benefit of this relief provision. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally receive exceeds the limits on such income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. As discussed above in "Federal Income Taxation of Boddie-Noell Properties, Inc.," even if this relief provision applies, a 100% tax would be imposed with respect to the part of our taxable income that fails the 75% or 95% tests.

Asset Tests

         At the close of each quarter of our taxable year, we also must satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash and cash items (including receivables) and government securities. Second, not more than 25% of the value of our total assets may consist of securities (other than those securities includible in the 75% asset test). Third, not more than 5% of the value of our total assets may consist of securities of any one issuer (other than those securities includible in the 75% asset test). Fourth, not more than 10% of the outstanding voting securities of any one issuer may be held by us (other than those securities includible under the 75% asset test).

         Based on the foregoing, the 5% asset test generally must be met for any quarter in which we acquire securities of an issuer. Thus, this requirement must be satisfied not only on the date we, through the Operating Partnership, acquired securities of BNP Management, Inc., but also each time we increase our ownership of securities of BNP Management, Inc. (including as a result of increasing our interest in the Operating Partnership as limited partners exercise their redemption rights). Although we plan to take steps to ensure that we will satisfy the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps always will be successful or will not require a reduction in the Operating Partnership's overall interest in BNP Management, Inc.

         Through BNP Realty, LLC, the Operating Partnership owns all of the nonvoting stock and 1% of the voting stock of BNP Management, Inc., which represents 95% of the equity of BNP Management, Inc., with the remaining equity interests currently owned by certain officers of Boddie-Noell Properties, Inc. or affiliates thereof. We are considered to own our pro rata share of the assets of the Operating Partnership, including the securities of BNP Management, Inc. The Operating Partnership will not own more than 10% of the voting securities of BNP Management, Inc. and, therefore, the company will not own more than 10% of the voting securities of BNP Management, Inc. In addition, we believe that our pro rata share of the value of the securities of BNP Management, Inc. will not exceed 5% of the total value of our assets. Our belief is based in part upon our analysis of the estimated value of the securities of BNP Management, Inc. indirectly owned by the Operating Partnership relative to the estimated value of the other assets of the Operating Partnership. No independent appraisals will be obtained to support this conclusion, and Alston & Bird LLP, in rendering its opinion regarding our qualification as a REIT, will rely on a representation by us with respect to the value of the securities of BNP Management, Inc. There, however, can be no assurance that the IRS will not contend that the value of the securities of BNP Management, Inc. exceeds the 5% value limitation.

         After initially meeting the asset tests at the close of each quarter, we will not lose our REIT status if we fail to satisfy the asset tests at the end of a later quarter solely because of changes in the market values of our assets. If we fail to satisfy the asset tests because of an acquisition of securities or other property during a quarter, we have the opportunity to cure the failure by disposition of sufficient securities (other than those securities includible in the 75% asset test) within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests. We also will take any other actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

Annual Distribution Requirements

         To qualify for taxation as a REIT, we must meet the following annual distribution requirements.

         First, we must make distributions (other than capital gain distributions) to our shareholders in an amount at least equal to (a) the sum of

(1) 95% of our "REIT taxable income" (computed without regard to the dividends paid deduction and by excluding our net capital gain), and

(2) 95% of the net income, if any, from foreclosure property in excess of the excise tax on income from foreclosure property, minus (b) the sum of certain items of non-cash income.

         We must pay these distributions in the taxable year to which they relate. Dividends paid in the subsequent year, however, will be treated as if paid in the prior year for purposes of such prior year's 95% distribution requirement if one of the following two sets of criteria are satisfied: (1) the dividends were declared in October, November, or December, the dividends were payable to shareholders of record on a specified date in such a month, and the dividends were actually paid during January of the subsequent year; or (2) the dividends were declared before we timely file our federal income tax return for such year, the dividends were distributed in the 12-month period following the close of the prior year and not later than the first regular dividend payment after such declaration, and we elected on our tax return for the prior year to have a specified amount of the subsequent dividend treated as if paid in the prior year. Even if we satisfy this annual distribution requirement, we will be subject to tax at regular capital gains or ordinary corporate tax rates to the extent that we do not distribute all of our net capital gain or "REIT taxable income" as adjusted.

         Second, we must distribute during each calendar year at least the sum of

(1)      85% of our ordinary income for that year,

(2)      95% of our capital gain net income for that year, and

(3) any undistributed taxable income from prior periods. In the event that we do not satisfy this distribution requirement, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

         Third, if we dispose of any asset, which is subject to the Built-In Gain Rules, during the 10-year period beginning on the date on which we acquired the asset, we will be required to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of the asset.

         We intend to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Operating Partnership agreement authorizes us, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements.

         We expect that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the 95% distribution requirement. It is possible, however, that we may not have sufficient cash or other liquid assets to meet the 95% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation. In such event, we may find it necessary to borrow funds to pay the required distribution or, if possible, pay taxable stock dividends in order to meet the distribution requirement.

         In the event that we are subject to an adjustment to our REIT taxable income (as defined in Section 860(d)(2) of the Code) resulting from an adverse determination by either a final court decision, a closing agreement between us and the IRS under Section 7121 of the Code, or any agreement as to tax liability between us and an IRS district director, we may be able to correct any resulting failure to meet the 95% annual distribution requirement by paying "deficiency dividends" to our shareholders that relate to the adjusted year but that are paid in the subsequent year. To qualify as a deficiency dividend, the distribution must be made within 90 days of the adverse determination and we also must satisfy certain other procedural requirements. If the statutory requirements of Section 860 of the Code are satisfied, a deduction is allowed for any deficiency dividend subsequently paid by us to offset an increase in our REIT taxable income resulting from the adverse determination. We, however, will be required to pay statutory interest on the amount of any deduction taken for deficiency dividends to compensate for the deferral of the tax liability.

Earnings and Profits

         Throughout the remainder of this discussion, we frequently will refer to "earnings and profits." Earnings and profits is a concept used extensively throughout corporate tax law, but it is undefined in the Code. Each corporation maintains an "earnings and profits" account that helps to measure whether a distribution originates from corporate earnings or from other sources. Distributions generally decrease the earnings and profits while income generally increases earnings and profits. If a corporation has positive earnings and profits, the distributions generally will be considered to come from corporate earnings. If a corporation has no earnings and profits, distributions generally will be considered a return of capital and then capital gain.

         A REIT cannot have, at the close of any taxable year, accumulated earnings and profits attributable to any non-REIT year and remain qualified as a REIT. Therefore, in rendering their opinion regarding our qualification as a REIT, Alston & Bird LLP is relying on our representation that, when we acquired BT Venture Corporation in October 1994, BT Venture Corporation did not have any accumulated earnings and profits. In the event that BT Venture Corporation did have accumulated earnings and profits and such earnings and profits were not distributed in accordance with the applicable REIT provisions, we would have ceased to qualify as a REIT upon our acquisition of BT Venture Corporation.

Failure to Qualify

         If we fail to qualify as a REIT in any year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. In such event, to the extent of positive current or accumulated earnings and profits, all distributions to shareholders will be dividends, taxable as ordinary income, except that, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

Taxation of U.S. Shareholders

         When we use the term "U.S. Shareholder," we mean a holder of common stock that, for federal income tax purposes:

(1)      is a citizen or resident of the United States;

(2) is a corporation or partnership (including an entity treated as a corporation or partnership for United States federal income tax purposes) created or organized in or under the laws of the United States or of any of its political subdivisions;

(3) is an estate the income of which is subject to federal income taxation regardless of its source, or

(4) is a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

         For any taxable year for which we qualify for taxation as a REIT, amounts distributed to taxable U.S. Shareholders will be taxed as discussed below.

Distributions Generally

         Distributions to U.S. Shareholders, other than capital gain dividends discussed below, will constitute dividends up to the amount of our positive current or accumulated earnings and profits and, to that extent, will be taxable to shareholders as ordinary income. Because a REIT is not subject to tax on income distributed to its shareholders, the distributions made to corporate shareholders are not eligible for the dividends-received deduction. To the extent that we make a distribution in excess of our positive current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Shareholder's shares of common stock and then the distribution in excess of the tax basis will be taxable as gain realized from the sale of the common stock. Dividends we declare in October, November, or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by us and received by the shareholders on December 31 of the year, provided that we actually pay the dividends during January of the following calendar year. Shareholders are not allowed to include on their own federal income tax returns any of our tax losses.

         We will be treated as having sufficient earnings and profits to treat as a dividend any distribution we make up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed in " -- Federal Income Taxation of Boddie-Noell Properties, Inc." above.

Capital Gain Distributions

         Distributions to U.S. Shareholders that we properly designated as capital gain distributions will be treated as long-term capital gains (to the extent they do not exceed our actual net capital gain) for the taxable year without regard to the period for which the shareholder has held the stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

         Beginning with our taxable year ending December 31, 1998, we may elect to retain and pay income tax on any net long-term capital gain. In this instance, U.S. Shareholders will include in their income their proportionate share of the undistributed long-term capital gain. The U.S. Shareholders also will be deemed to have paid their proportionate share of tax on such long-term capital gain and, therefore, will receive a credit or refund for the amount of such tax. In addition, the basis of the U.S. Shareholders' shares will be increased in an amount equal to the difference between the undistributed long-term capital gain and the amount of tax paid by us that is included in such shareholders' long-term capital gains.

         As a result of changes made to the capital gains rates by the Taxpayer Relief Act of 1997 ("Taxpayer Relief Act") (See "-- Certain Disposition of Shares"), the IRS issued Notice 97-64 outlining when a REIT may designate its dividends as capital gain dividends. This Notice is effective until Treasury Regulations are issued. When a REIT designates a distribution as a capital gain dividend, which is attributable to a taxable year ending after May 7, 1997, for purposes of the annual distribution requirement, the REIT also may designate such dividend as a 20% rate gain distribution or as unrecaptured Section 1250 gain distribution. These additional designations by the REIT are effective only to the extent that they do not exceed certain limitations. For example, the maximum amount of each distribution that can be classified as a particular type of distribution must be calculated in accordance with the Code and the IRS Notice. The additional 28% tax rate group identified by IRS Notice 97-64 has effectively been eliminated by the Internal Revenue Restructuring Act of 1998 (the "IRS Restructuring Act").

Certain Dispositions of Shares

         In general, you will realize capital gain or loss on the disposition of common stock equal to the difference between (1) the amount of cash and the fair market value of any property received on such disposition, and (2) your adjusted basis of such common stock. Losses incurred on the sale or exchange of our common stock that you held for less than six months (after applying certain holding company rules) will be treated as a long-term capital loss to the extent of any capital gain dividend received by the selling U.S. Shareholder from those shares.

         As a result of the Taxpayer Relief Act and the IRS Restructuring Act, the maximum rate of tax on net capital gains on individuals, trusts and estates from the sale or exchange of assets held for more than one year has been reduced to 20%, and such maximum rate is further reduced to 18% for assets acquired after December 31, 2000, and held for more than five years. For 15% bracket taxpayers, the maximum rate on net capital gains is reduced to 10%, and such maximum rate is further reduced to 8% for assets sold after December 31, 2000 and held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than one year is 25% to the extent of the deductions for depreciation with respect to such property. Long-term capital gain that we allocate to U.S. Shareholders will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property that we sold. The taxation of capital gains of corporations was not changed by the Taxpayer Relief Act or the IRS Restructuring Act.

Passive Activity Loss and Investment Interest Limitations

         You may not treat distributions we make to you or any gain from disposing of our common stock as passive activity income. Therefore, you will not be able to apply any "passive losses" against such income. Dividends we pay (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of the investment interest limitation. Net capital gain from the disposition of our common stock (or capital gain dividends) generally will be excluded from investment income unless you elect to have such gain taxed at ordinary income rates.

Treatment of Tax-Exempt Shareholders

         Distributions we make to a tax-exempt employee pension trust or other domestic tax-exempt shareholder generally will not constitute "unrelated business taxable income" ("UBTI") unless the shareholder has borrowed to acquire or carry our shares of common stock. Qualified trusts that hold more than 10% (by value) of the shares of pension-held REITs may be required to treat a certain percentage of such REIT's distributions as UBTI. The restriction on ownership of common stock in our Articles of Incorporation generally will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing common stock.

Special Tax Considerations for Non-U.S. Shareholders

         The rules governing United States income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates (collectively, "Non-U.S. Shareholders") are complex. We intend the following discussion to be only a summary of these rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state, local and foreign tax laws on an investment in our common stock, including any reporting requirements.

         In general, Non-U.S. Shareholders will be subject to regular United States federal income tax with respect to their investment in us if the income from such investment is "effectively connected" with the Non-U.S. Shareholder's conduct of a trade or business in the United States. A corporate Non-U.S. Shareholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to an additional 30% "branch profits tax" unless an applicable treaty provides a lower rate or an exemption. Certain certification requirements must be met in order for effectively connected income to be exempt from withholding. The following discussion will apply to Non-U.S. Shareholders whose income from their investments in us is not effectively connected (except to the extent that the FIRPTA rules discussed below treat such income as effectively connected).

         Distributions that are not attributable to gain from the sale or exchange by us of a "United States real property interest" and that we do not designate as capital gain dividends (and are not deemed distributions of retained capital gains) will be treated as an ordinary income dividend to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless this tax is reduced by an applicable tax treaty. Distributions in excess of our earnings and profits will be treated first as a return of capital that will reduce a Non-U.S. Shareholder's basis in its common stock (but not below zero) and then as gain from the disposition of such shares, the tax treatment of which is described under the rules discussed below with respect to dispositions of common stock.

         Distributions that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"). Under FIRPTA, such distributions are taxed to a Non-U.S. Shareholder as if the distributions were gains that were "effectively connected" with a United States trade or business. Accordingly, a Non-U.S. Shareholder will be taxed at the normal capital gain rates applicable to a U.S. Shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions that are taxable under FIRPTA also may be subject to a 30% branch profits tax when made to a foreign corporation that is not entitled to an exemption or reduced branch profits tax under an income tax treaty.

         Unless a reduced rate of withholding applies under an applicable tax treaty, we generally will withhold 30% of all distributions out of current or accumulated earnings and profits, subject to application of the FIRPTA withholding rules for distributions attributable to sales of United States real property interests discussed below. In addition, we are required to withhold 10% of any distribution in excess of our current or accumulated earnings and profits. Because we generally cannot determine at the time a distribution is made whether or not it will be in excess of our earnings and profits, we expect to withhold 30% of the entire amount of any distribution (other than distributions subject to 35% withholding discussed below). A Non-U.S. Shareholder generally will be entitled to a tax refund to the extent the amount of tax withheld from distributions to such Non-U.S. Shareholder exceeds its actual U.S. tax liability.

         We are required to withhold 35% of any distribution that is designated as a capital gain dividend or that could have been designated as a capital gain dividend. If we designate previously made distributions as capital gain dividends, we are required to treat an equivalent amount of subsequent distributions as capital gain dividends for purposes of this withholding requirement.

         Under regulations that are currently in effect, dividends paid to an address in a country that has an income tax treaty with the United States generally are presumed to be paid to a resident of such country for purposes of determining whether tax treaty benefits are available. New regulations have been adopted, however, that would require a Non-U.S. Shareholder to satisfy certain certification and other requirements. Such regulations generally will apply to distributions made after December 31, 2000.

         Unless the common stock constitutes a "United States real property interest" within the meaning of FIRPTA, a sale of common stock by a Non-U.S. Shareholder generally will not be subject to federal income taxation. The common stock will not constitute a United States real property interest if we are a "domestically-controlled REIT." A domestically-controlled REIT is a REIT in which at all times during a specified testing period Non-U.S. Shareholders held, directly or indirectly, less than 50% in value of the REIT's shares. We anticipate that we will be a domestically-controlled REIT and, therefore, that a sale of common stock will not be subject to taxation under FIRPTA. However, because the common stock will be publicly traded, we cannot give assurance that we will continue to be a domestically-controlled REIT. If we were not a domestically-controlled REIT, a Non-U.S. Shareholder's sale of our common stock would be subject to tax under FIRPTA as a sale of a United States real property interest unless the common stock were "regularly traded" on an established securities market (such as the American Stock Exchange on which the common stock will be listed) and the seller owned no more than 5% of the common stock throughout the applicable testing period. If the gain on the sale of common stock were subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as a U.S. Shareholder with respect to the gain (subject to applicable alternative minimum tax or a special alternative minimum tax in the case of nonresident alien individuals). Notwithstanding the foregoing, capital gains not subject to FIRPTA will be taxable to a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and if certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on his or her U.S. source capital gains.

         A purchaser of common stock from a Non-U.S. Shareholder will not be required to withhold under FIRPTA on the purchase price if our common stock is "regularly traded" on an established securities market or if we are a domestically-controlled REIT. Otherwise, a purchaser of common stock from a Non-U.S. Shareholder may be required to withhold 10% of the purchase price and remit this amount to the IRS. Our common stock is currently a "regularly traded" security on the American Stock Exchange. We believe that we qualify under both the "regularly traded" and the domestically-controlled REIT exceptions to withholding but cannot provide any assurance to that effect.

         Upon the death of a nonresident alien individual, such individual's common stock will be treated as part of such individual's U.S. estate for purposes of the United States estate tax, except as may be otherwise provided in an applicable estate tax treaty.

Information Reporting Requirements and Backup Withholding Tax

         Under certain circumstances, U.S. Shareholders may be subject to backup withholding at a rate of 31% on payments made with respect to, or cash proceeds of a sale or exchange of, our common stock. Backup withholding will apply only if:

(1) the payee fails to furnish his or her taxpayer identification number (which, for an individual, would be his or her Social Security Number) to the payor as required;

(2) the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect;

(3) the IRS has notified the payee that such payee has failed to properly include reportable interest and dividends in the payee's return or has failed to file the appropriate return and the IRS has assessed a deficiency with respect to such underreporting; or

(4) the payee has failed to certify to the payor, under penalties of perjury, that the payee is not subject to withholding. In addition, backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. U.S. Shareholders should consult their own tax advisors regarding their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption.


         Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. Shareholder will be allowed as a credit against the U.S. Shareholder's federal income tax liability.

         Additional issues may arise pertaining to information reporting and backup withholding for Non-U.S. Shareholders. For example, on October 7, 1997, the Treasury Department issued new regulations (the "New Regulations") that make certain modifications to the withholding, backup withholding and information reporting rules. The effective date of the New Regulations has been extended to apply generally to payments made to foreign persons after December 31, 2000. Non-U.S. Shareholders should consult their tax advisors with regard to U.S. information reporting and backup withholding.

Tax Consequences of Redemption

         The following discussion summarizes certain federal income tax considerations that may be relevant to a limited partner who exercises his or her right to require the redemption of his or her Units.

Tax Treatment of Redemption of Units.

         If a limited partner exercises his or her right to require the redemption of Units and the company elects to acquire the Units in exchange for common stock and/or cash, the acquisition will be treated by the company, the Operating Partnership and the redeeming limited partner as a sale of Units for federal income tax purposes. Such sale will be fully taxable to the limited partner. Such limited partner generally will be treated as realizing for tax purposes an amount equal to the sum of either the cash or the fair market value of the common stock received and the amount of any Operating Partnership liabilities allocable to the sold Units at the time of the sale. We discuss more fully the determination of the amount of gain or loss below.

         If we do not elect to acquire the Units and instead the Operating Partnership redeems the limited partner's Units for cash, the tax consequences would be as described in the previous paragraph. However, if the Operating Partnership redeems less than all of a limited partner's Units, the limited partner would not recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash plus the amount of any Operating Partnership liabilities allocable to the redeemed Units exceeded the limited partner's adjusted basis in all of such limited partner's Units immediately before the redemption.

         The methodology used by the Operating Partnership to allocate its liabilities to its partners will likely result in varying amounts of such liabilities being allocated to different partners. Under that methodology, which is based on principles set forth in Treasury Regulations, it is possible that partners who hold an identical number of Units are allocated different amounts of liabilities of the Operating Partnership for federal income tax purposes and, accordingly, could have differing tax consequences from a sale or redemption of Units.

Tax Treatment of Disposition of Common Units by Limited Partner Generally.

         If a Unit is redeemed or a limited partner otherwise disposes of a Unit, the determination of gain or loss from the redemption or other disposition will be based on the difference between the amount realized for tax purposes and the tax basis in such Unit. See "-- Basis of Units" below. Upon the sale of a Unit, the "amount realized" will be the sum of the cash or fair market value of common stock or other property received plus the reduction in the amount of any Operating Partnership liabilities allocable to the Unit holder. To the extent that the amount of cash or property received plus the reduction in the allocable share of any Operating Partnership liabilities exceeds the limited partner's basis in his or her interest in the Operating Partnership, such limited partner will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash or the value of common stock received upon such disposition.

         Except as described below, any gain recognized upon a sale or other disposition of Units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent that the amount realized upon the sale or other disposition of a Unit attributable to a limited partner's share of "unrealized receivables" of the Operating Partnership (as defined in Section 751 of the Code) exceeds the basis attributable to those assets, however, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in Operating Partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the Operating Partnership had sold its assets at their fair market value at the time of the transfer of a Unit.

Basis of Units

         In general, a limited partner who was deemed to have received his or her Units upon liquidation of a partnership had an initial tax basis in the Units ("Initial Basis") equal to his or her basis in the partnership interest at the time of such liquidation. Similarly, in general a limited partner who contributed a partnership interest in exchange for his or her Units had an Initial Basis in the Units equal to his or her basis in the contributed partnership interest. A limited partner's Initial Basis in his or her Units generally is increased by (1) such limited partner's share of Operating Partnership taxable and tax-exempt income and (2) increases in such partner's share of the liabilities of the Operating Partnership (including any increase in his or her share of liabilities occurring in connection with the transaction in which he or she received Units). Generally, such partner's basis in his or her Units is decreased (but not below zero) by (a) his or her share of Operating Partnership distributions, (b) decreases in his or her share of liabilities of the Operating Partnership (including any decrease in his or her share of liabilities of the Operating Partnership occurring in connection with the transaction in which he or she received Units), (c) his or her share of losses of the Operating Partnership, and (d) his or her share of nondeductible expenditures of the Operating Partnership that are not chargeable to capital account.

Potential Application of the Disguised Sale Regulations to a Redemption of Units

         There is a risk that a redemption of Units, which were issued in a transaction where a limited partner received Units, may cause the original transfer of property to the Operating Partnership in exchange for Units to be treated as a "disguised sale" of property. Section 707 of the Code and the Treasury Regulations thereunder (the "Disguised Sale Regulations") generally provide that a partner's contribution of property to a partnership and the partnership's simultaneous or subsequent transfer of money or other consideration (including the assumption of or taking subject to a liability) to the partner, which would not have been made but for the transfer of property, will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership unless one of the prescribed exceptions is applicable. Further, the Disguised Sale Regulations generally provide that, if a partner's transfer of property to the partnership is within two years of the partnership's transfer of money or other consideration to a partner, the transfers are presumed to be a sale of the property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Disguised Sale Regulations also provide that if the transfers are made more than two years apart, the transfers are presumed not to be a sale unless the facts and circumstances clearly establish that the transfers do constitute a sale.

     Accordingly, if a Unit is redeemed, the IRS could contend that the Disguised Sale Regulations apply because the limited partner will receive consideration subsequent to his or her previous contribution of property to the Operating Partnership. In that event, the IRS could contend that any of the transactions where limited partners received Units that may be redeemed for shares of common stock that may in turn be sold are taxable as a disguised sale under the Disguised Sale Regulations. Any gain recognized as a result of the disguised sale treatment may be eligible for installment reporting under Section 453 of the Code, subject to certain limitations.

Tax Aspects of the Operating Partnership

General

         Substantially all of our investments are held through the Operating Partnership. In general, partnerships are "pass-through" entities that are not subject to federal income tax. Rather, partners are allocated their proportionate share of the items of income, gain, loss, deduction and credit of a partnership and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We include in our income our proportionate share of the Operating Partnership's income, gain, loss, deduction and credit for purposes of the various REIT income tests and in the computation of our REIT taxable income. In addition, we include our proportionate share of assets held by the Operating Partnership in the REIT asset tests.

Tax Allocations with Respect to our Properties

         When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes. That carryover basis is equal to the contributing partner's adjusted basis in the property rather than the fair market value of the property at the time of contribution. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to such contributed property must be allocated in a manner such that the contributing partner is charged with or benefits from the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss generally is equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "Book-Tax difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

         The Operating Partnership has been formed by way of contributions of appreciated property, and we expect that future contributions to the Operating Partnership also will take the form of appreciated property. Consequently, the Operating Partnership agreement requires tax allocations to be made in a manner consistent with Section 704(c) of the Code.

         In general, the partners who have contributed their interests in properties to the Operating Partnership (the "Contributing Partners") will be allocated lower amounts of depreciation deductions for tax purposes than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets that have a Book-Tax Difference, all taxable income attributable to such Book-Tax Difference generally will be allocated to the Contributing Partners and the company generally will be allocated only its share of capital gains attributable to appreciation, if any, occurring after the closing of the acquisition of such properties. This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) of the Code do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership may cause the company to be allocated lower depreciation and other deductions and cause Contributing Partners to be allocated less taxable income. As a result, the company could recognize taxable income in excess of distributed amounts, which might adversely affect our ability to comply with the REIT distribution requirements and Contributing Partners may realize income on the distribution of cash because their basis has not been increased sufficiently from income allocations. See " -- Annual Distribution Requirements."

         With respect to any property purchased by the Operating Partnership, such property initially will have a tax basis equal to its fair market value and
Section 704(c) of the Code will not apply.

Basis in Operating Partnership Interest.

         Our adjusted tax basis in our interest in the Operating
Partnership generally

(1) will be equal to the amount of cash and the basis of any other property that we contributed to the Operating Partnership,

(2) will be increased by (a) our allocable share of the Operating Partnership's income and (b) our allocable share of indebtedness of the Operating Partnership and

(3)         will be reduced, but not below zero, by our allocable share of
            (a) losses suffered by the Operating Partnership, (b) the amount of cash distributed to the company, and (c) constructive distributions resulting from a reduction in our share of indebtedness of the Operating Partnership.

         If the allocation of the company's distributive share of the Operating Partnership's loss exceeds the adjusted tax basis of its partnership interest in the Operating Partnership, the recognition of such excess loss will be deferred until such time and to the extent that it has an adjusted tax basis in our partnership interest. To the extent that the Operating Partnership's distributions, or any decrease in our share of the indebtedness of the Operating Partnership (such decreases being considered a cash distribution to the partners) exceed our adjusted tax basis, such excess distributions (including such constructive distributions) constitute taxable income to the company. Such taxable income normally will be characterized as a capital gain if the interest in the Operating Partnership has been held for longer than one year, subject to reduced tax rates described above (See " -- Taxation of U.S. Shareholders -- Capital Gain Distributions"). Under current law, capital gains and ordinary income of corporations generally are taxed at the same marginal rates.

Sale of the Properties.

         The company's share of gain realized by the Operating Partnership on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See " -- Requirements for Qualification -- Income Tests." Such prohibited transaction income also may have an adverse effect upon its ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of the Operating Partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the properties (and other properties) and to make such occasional sales of the properties, including peripheral land, as are consistent with the Operating Partnership's investment objectives.

Other Tax Considerations

BNP Management, Inc.

         We expect a portion of the amounts we will use to fund distributions to come from distributions on the stock of BNP Management, Inc. BNP Management, Inc. does not qualify as a REIT, and it will pay federal, state and local income taxes on its taxable income at normal corporate rates. Any federal, state or local income taxes that BNP Management, Inc. pays will reduce the cash available for distribution.

         As described above, the value of the stock of BNP Management, Inc. that is attributed to the company cannot exceed 5% of the value of its assets at any time. See " -- Requirements for Qualification -- Asset Tests." We believe that we currently satisfy this limit though this limitation may restrict the ability of BNP Management, Inc. to increase the size of its business unless the value of our assets is also increasing.

State and Local Tax

         We may be subject to state and local tax in various states and localities. Our shareholders also may be subject to state and local tax in various states and localities. The tax treatment to us and to our shareholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, before you buy our common stock, you should consult your own tax advisor regarding the effect of state and local tax laws on an investment in our common stock.



                              PLAN OF DISTRIBUTION


         This prospectus relates to the issuance of 199,922 shares of common stock by us. The 199,922 shares are offered for an equal number of Units in the Operating Partnership, which is the partnership through which we conduct substantially all of our business. The holders of Units generally have the right to redeem them for the market value of an equal number of shares of common stock. At the time the Units are presented for redemption, we have an option to purchase such Units for an equal number of shares of common stock or the cash value thereof.

                                     EXPERTS


         The following financial statements have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. The following financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing:

o the consolidated financial statements and schedule of Boddie-Noell Properties, Inc. at December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, incorporated by reference from the Boddie-Noell Properties, Inc. Annual Report on Form 10-K for the year ended December 31, 1998,

o the financial statements of Woods Edge Apartments Limited Partnership at December 31, 1997, and for the year then ended, incorporated by reference from the Boddie-Noell Properties, Inc. Current Report on Form 8-K dated July 27, 1998, as amended September 21, 1998,

o the financial statements of Oak Hollow Apartments, Limited Partnership at December 31, 1997 and 1996, and for the years then ended, incorporated by reference from the Boddie-Noell Properties, Inc. Current Report on Form 8-K dated July 27, 1998, as amended September 21, 1998,

o the Statement of Revenue and Certain Operating Expenses of Madison Hall Property for the year ended December 31, 1997, incorporated by reference from the Boddie-Noell Properties, Inc. Current Report on Form 8-K dated September 2, 1998, as amended October 29, 1998,

o the Statement of Revenue and Certain Operating Expenses of Summerlyn Place Property for the three-month period ended December 31, 1997, incorporated by reference from the Boddie-Noell Properties, Inc. Current Report on Form 8-K dated September 2, 1998, as amended October 29, 1998, and

o the Statement of Revenue and Certain Operating Expenses of Allerton Place Property for the seven-month period ended December 31, 1997, incorporated by reference from the Boddie-Noell Properties, Inc. Current Report on Form 8-K dated September 2, 1998, as amended October 29, 1998.

         The following financial statements, which are incorporated by reference into this prospectus and registration statement, have been audited by Reznick Fedder & Silverman, independent auditors, as set forth in their reports thereon included in the financial statements, and are incorporated in this prospectus and registration statement in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing:

o the financial statements of Woods Edge Apartments Limited Partnership at December 31, 1996 and 1995, and for the years then ended, incorporated by reference from the Boddie-Noell Properties, Inc. Current Report on Form 8-K dated July 27, 1998, as amended September 21, 1998.

         The following financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated in this prospectus and registration statement in reliance upon the authority of such firm as experts in accounting and auditing in giving such reports:

o the financial statements of Oak Hollow Apartments Limited Partnership at December 31, 1995 and 1994, and for the years then ended, incorporated by reference from the Boddie-Noell Properties, Inc. Current Report on Form 8-K dated July 27, 1998, as amended September 21, 1998.




                                 LEGAL OPINIONS


         Alston & Bird LLP, Raleigh, North Carolina, will issue an opinion to us regarding certain legal matters. Alston & Bird LLP, Atlanta, Georgia, will issue an opinion to us regarding certain tax matters.

                              AVAILABLE INFORMATION


         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the reports, statements or other information we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., in Washington, D.C. 20549. You can request copies of these documents, upon payment of photocopying fees, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers like the company that file electronically. These documents are also available for viewing at the offices of the American Stock Exchange in New York. For more information, you may call the viewing room of the American Stock Exchange at (212) 306-1292.



                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         We have filed certain documents with the SEC, as required by the Securities Exchange Act of 1934, and are incorporating them by reference into this prospectus. Incorporating by reference means that we are making the documents listed below a part of this prospectus by referring to these documents and declaring that you should consider them to be part of this prospectus as if they were fully copied in this prospectus.

         A.     Our Annual Report on Form 10-K for the year ended
December 31, 1998;

         B. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999;

         C. Our Current Reports on Form 8-K, dated July 27, 1998, as amended on September 21, 1998, dated September 2, 1998, as amended on October 29, 1998, and dated March 17, 1999; and

         D. The description of our common stock included in our registration statement on Form 8-A, dated April 27, 1987.

         In addition, all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of this offering, shall be deemed to be incorporated by reference into this prospectus. Any statement that is incorporated by reference into this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces the statement.

         We will furnish without charge upon written or oral request to each person to whom a copy of this prospectus is delivered, including any beneficial owner, a copy of any or all of the documents specifically incorporated by reference in this prospectus (not including the exhibits to such documents, unless the exhibits are specifically incorporated by reference in such documents). Requests should be made to: Boddie-Noell Properties, Inc., 3850 One First Union Center, Charlotte, North Carolina 28202-6032. Our telephone number is (704) 944-0100.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth estimates of the various expenses to be paid by the company in connection with the registration of the common stock offered pursuant to this registration statement.

Securities and Exchange Commission Registration Fee .................$   584
Legal Fees ............................................................3,500
Accounting Fees ......................................................10,000
Miscellaneous ...........................................................916
                                                                     -------
   Total ............................................................$15,000
                                                                     =======


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The company's officers and directors are and will be indemnified against certain liabilities in accordance with the Maryland General Corporation Law ("MGCL"), the Articles of Incorporation and bylaws of the company and the Operating Partnership agreement. The Articles of Incorporation require the company to indemnify its directors and officers to the fullest extent permitted from time to time by the MGCL. The MGCL permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reasons of their service in those or other capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the director or officer actually received an improper personal benefit in money, property or services, or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

ITEM 16. EXHIBITS
                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
         4.1*     Articles of Incorporation of Registrant  as amended by
                  Articles Supplementary for Series A Junior Participating
                  Preferred Stock (filed as exhibit 3(i) to the Boddie-Noell
                  Properties, Inc. Current Report on Form 8-K, dated as of
                  March 17, 1999)
         4.2*     Bylaws of Registrant as amended filed as exhibit 3(ii) to
                  the Boddie-Noell Properties, Inc. Current Report on Form 8-K, dated as of March 17, 1999.
         4.3*     Rights Agreement, dated as of March 18, 1999, between
                  Boddie-Noell Properties, Inc. and First Union National Bank, including the form of Articles Supplementary for Series A
                  Junior Participating Preferred Stock on Exhibit A, form of
                  Right Certificate on Exhibit B and the Summary of Rights to
                  Purchase Preferred Shares on Exhibit C (filed as exhibit to the Boddie-Noell Properties, Inc. Current Report on Form 8-K, dated as of March 17, 1999)
         5.1      Opinion of Alston & Bird LLP regarding the legality of the shares being registered
         8.1      Opinion of Alston & Bird LLP regarding tax matters
         23.1     Consent of Alston & Bird LLP (included as part of exhibit
                  5.1 and exhibit 8.1)
         23.2     Consent of Ernst & Young LLP
         23.3     Consent of Reznick Fedder & Silverman
         23.4     Consent of Arthur Andersen LLP
         24.1     Power of Attorney (included on the signature page hereof)
         99.1*    Form of Amended and Restated Agreement of Limited Partnership
                  of Boddie-Noell Properties Limited Partnership (filed as exhibit to the Boddie-Noell Properties, Inc. Annual Report on Form 10-K for the year ended December 31, 1998)
         99.2*    Form of Registration Rights Agreement (filed as exhibit 10.11 to the Boddie-Noell Properties, Inc. Registration Statement on
                  Form S-2 filed with the SEC on December 16, 1997 (Reg. No.
                  333-39803))


______________________
*    Incorporated herein by reference.


ITEM 17. UNDERTAKINGS

(a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         Provided, however, that the undertakings set forth in paragraphs
         (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on September 9, 1999.


                                       BODDIE-NOELL PROPERTIES, INC.
                                       September 9, 1999

                                       /s/ D. Scott Wilkerson
                                       D. Scott Wilkerson
                                       President and Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Boddie-Noell Properties, Inc. hereby severally constitute D. Scott Wilkerson and Philip S. Payne, and each of them singly, our true and lawful attorney with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement filed herewith and any and all amendments to said registration statement, and generally to do all such things in our names and our capacities as officers and directors to enable Boddie-Noell Properties, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signature as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

         Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name                                 Title                                   Date

 /s/ B. Mayo Boddie                  Chairman of the Board and Director      September 9, 1999
B. Mayo Boddie


/s/ D. Scott Wilkerson               President and Chief Executive Officer   September 9, 1999
D. Scott Wilkerson                   and Director


/s/ Philip S. Payne                  Executive Vice-President, Treasurer     September 9, 1999
Philip S. Payne                      and Chief Financial Officer and
                                     Director

/s/ Paul G. Chrysson                 Director                                September 9, 1999
Paul G. Chrysson


/s/ W. Michael Gilley                Director                                September 9, 1999
W. Michael Gilley


/s/ Stephen R. Blank                 Director                                September 9, 1999
Stephen R. Blank


/s/ William H. Stanley               Director                                September 9, 1999
William H. Stanley


/s/ Pamela B. Bruno                  Vice-President, Controller and Chief    September 9, 1999
Pamela B. Bruno                      Accounting Officer


                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION       ........
         4.1*     Articles of Incorporation of Registrant as amended by Articles
                  Supplementary for Series A Junior Participating Preferred
                  Stock (filed as exhibit 3(i) to the Boddie-Noell Properties,
                  Inc. Current Report on Form 8-K, dated as of March 17, 1999)
         4.2*     Bylaws of Registrant as amended filed as exhibit 3(ii) to
                  the Boddie-Noell Properties, Inc. Current Report on Form 8-K, dated as of March 17, 1999.
         4.3*     Rights Agreement, dated as of March 18, 1999, between
                  Boddie-Noell Properties, Inc. and First Union National Bank, including the form of Articles Supplementary for Series A
                  Junior Participating Preferred Stock on Exhibit A, form of
                  Right Certificate on Exhibit B and the Summary of Rights to
                  Purchase Preferred Shares on Exhibit C (filed as exhibit to the Boddie-Noell Properties, Inc. Current Report on Form 8-K, dated as of March 17, 1999)
         5.1      Opinion of Alston & Bird LLP regarding the legality of the shares being registered
         8.1      Opinion of Alston & Bird LLP regarding tax matters
         23.1     Consent of Alston & Bird LLP (included as part of exhibit 5.1 and exhibit 8.1)
         23.2     Consent of Ernst & Young LLP
         23.3     Consent of Reznick Fedder & Silverman
         23.4     Consent of Arthur Andersen LLP
         24.1     Power of Attorney (included on the signature page hereof)
         99.1*    Form of Amended and Restated Agreement of Limited Partnership
                  of Boddie-Noell Properties Limited Partnership (filed as exhibit 10.1 to the Boddie-Noell Properties, Inc. Annual
                  Report on Form 10-K for the year ended December 31, 1998)
         99.2*    Form of Registration Rights Agreement (filed as exhibit 10.11 to the Boddie-Noell Properties, Inc. Registration Statement on
                  Form S-2 filed with the SEC on December 16, 1997 (Reg. No.
                  333-39803))


___________________________
*    Incorporated herein by reference.